EXHIBIT 4.130

**MOGALE Sale of Part Venture Interest
in ELSBURG JV**

Memorandum of Agreement

Made and entered into between:-

EAST RAND PROPRIETARY MINES LIMITED

(Reg No 1893/000773/06)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Mark Burrell, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the 29th day of September 2008, and a certified copy whereof is annexed hereto **marked "A"**);

of the one part;

and

MOGALE GOLD (PROPRIETARY) LIMITED

(Reg No 1996/010274/07)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Diederik Albert Willem van der Walt, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the 29th day of September 2008, and a certified copy whereof is annexed hereto **marked "B"**);

of the other part.

1. **Definitions**

1.1   In this agreement, unless inconsistent with the context, the following terms and/or expressions shall have the separate meanings assigned to them hereunder and for purposes of convenience the said definitions are reflected throughout this agreement in capitals:-

1.1.1   "**AGREEMENT**"   shall mean this agreement between the **PARTIES** and shall be deemed to include all annexes thereto which shall be initialled or signed, as the case may be, by the **PARTIES** for purposes of identification;

1.1.2   "**ASX**"   shall mean the Australian Stock

Exchange;

1.1.3 "**ATTORNEYS**" shall mean Levy, Feinsteins & Associates Incorporated practising under the style of "*Feinsteins*" of Johannesburg, Republic of South Africa;

1.1.4 "**BRAKPAN PLANTS**" shall collectively mean:-

1.1.4.1 the gold circuit plant comprising those items marked in purple and blue (and identified by the yellow block printed pointers) in **Annexe "C"** hereto and constituting the following:-

- electrical power factor correction;
- flotation building;
- fitting/electrical workshop;
- desanding building;
- admin building;
- R.W.B. Reservoir;

- tailings thickener No 2;

- tailings thickener No 4;

- elution building;

- tank farm;

- residue area;

- piping workshop;

- plating workshop;

- fitting workshop;

- tailings pump house;

- hot and cold sumps;

- rigging workshop;

- medical centre;

- clear water reservoir;

- change house;

- plant stores;

- Sallies return; and

- settling ponds;

and in no way derogating therefrom including whatever rights and/or servitudes are applicable thereto, *inter alia*, the rights of ingress to and egress from such plant and/or line

and/or pipeline rights and/or other infrastructural services, the weigh bridge and pipe yard to the exclusion, however, of the items in clause 1.1.4.2 infra; and

1.1.4.2   the gold circuit plant and the infrastructure therefor comprising those items which are uncoloured on the whole of the plan annexed hereto and **marked "C"** including whatever rights and/or servitudes are applicable thereto, *inter alia*, the rights of ingress to and egress from such plant and/or line and/or pipeline rights and/or other infrastructural services to the exclusion, however, of the items in clause 1.1.4.1

supra;

1.1.5 "**CLAIMS**" shall in the case of:-

      1.1.5.1 the **MOGALE SALE INTEREST**, mean 30% (thirty per centum) of the loan account claims by **MOGALE** against the **ELSBURG JV** as at the **CLOSING DATE**; and

      1.1.5.2 the **OPTION EQUITY**, mean an additional 11,4% (eleven comma four per centum) of the loan account claims by **MOGALE** against the **ELSBURG JV** as at the **OPTION EXERCISE DATE**;

1.1.6 "**CLOSING DATE**" shall mean the date of the implementation of the provisions of clauses 9.1 and 9.3 infra, which shall be the 5 (fifth) business day thereafter;

1.1.7	"**COMPETITION COMMISSION**	shall mean the Commission established in accordance with the provisions of the Competition Act, No 89 of 1998, as amended;
1.1.8	"**CROWN**"	shall mean Crown Gold Recoveries (Proprietary) Limited, a subsidiary of **DRD SA**;
1.1.9	"**DRD SA**"	shall mean DRDGold South African Operations (Proprietary) Limited, a company controlled by DRDGold Limited, a public company listed on the JSE Limited Securities Exchange;
1.1.10	"**EFFECTIVE DATE**"	shall mean the date of the fulfilment of the condition precedent in clause 3 infra notwithstanding the **SIGNATURE DATE**;
1.1.11	"**ELSBURG JV**"	shall mean the Elsburg Gold Mining Joint Venture, the participants whereunder and their proportionate joint venture interests as at:-
		1.1.11.1 the **SIGNATURE DATE**,

are:-

- **MOGALE** - 50% (fifty per centum); and

- **ERPM** - 50% (fifty per centum); and

1.1.11.2 the **CLOSING DATE**, in the event of the non-exercise of the **OPTION**, will be:-

- **MOGALE** - 35% (thirty five per centum); and

- **ERPM** - 65% (sixty five per centum); or

1.1.11.3 the **CLOSING DATE**, in the event of the exercise of the **OPTION**, will be:-

- **MOGALE** - 23,6% (twenty three comma

six per centum); and

- **ERPM** - 76,4% (seventy six comma four per centum);

1.1.12 "**ELSBURG JV AGREEMENT**"

shall mean the Memorandum of Agreement made and entered into by and between the **PARTIES** at Johannesburg on the 15 August 2008, in terms whereof they established a joint venture known as the "*Elsburg Gold Mining Joint Venture*" to conduct a gold resources mining business, and which agreement regulates their rights and obligations as joint venturers on the one hand and the respective rights of their nominees as members of an Executive Committee responsible for the day-to-day functions of the joint venture, on the other hand;

1.1.13 "**ERGO MINING**"

shall mean Ergo Mining (Proprietary) Limited, a company jointly controlled by **CROWN** and **ERGO URANIUM**;

1.1.14	"**ERGO MINING AGREEMENT**"	shall mean the Shareholders' Agreement entered into by and between **CROWN** and **ERGO URANIUM** regulating their relationship as shareholders of **ERGO MINING** and that of their nominees on the board of directors of **ERGO MINING**, upon the terms and conditions set forth in such agreement;
1.1.15	"**ERGO URANIUM**"	shall mean Ergo Uranium (Proprietary) Limited, an indirect subsidiary of **MINTAILS AUS**;
1.1.16	"**ERPM**"	shall mean East Rand Proprietary Mines Limited and shall be deemed to include its successors in title or permitted assigns, a subsidiary of **DRD SA**;
1.1.17	"**JOINT CONTROL**"	shall, in relation to the **ELSBURG JV**, mean the control of the conduct of the business of such joint venture as exercised by its Executive Committee on which there is equal representation by the **PARTIES** as the joint venturers thereof;

1.1.18   "**MINTAILS AUS**"   shall mean Mintails Limited of Australia, a public company, the shares whereof are listed on the **ASX**;

1.1.19   "**MINTAILS AUS CAPITAL RAISING**"   shall mean the capital raising to be undertaken and completed by not later than the 31 October 2008 by **MINTAILS AUS** through the mechanism of the **ASX** of A$15,000,000 (fifteen million Australian Dollars) or less, at the discretion of **MINTAILS AUS**, provided that from the amount raised the sum of **ZAR**27 000 000,00 (twenty seven million rand) is ring-fenced and advanced or to be advanced by **MINTAILS AUS** to **MINTAILS SA** and by the latter in turn to **MOGALE** in reduction of its loan account obligations under the **ELSBURG JV AGREEMENT**;

1.1.20   "**MINTAILS SA**"   shall mean MinTails SA (Proprietary) Limited, a wholly owned subsidiary of **MINTAILS AUS**;

1.1.21	"**MOGALE**"	shall mean Mogale Gold (Proprietary) Limited (an indirect subsidiary of **MINTAILS AUS**) and shall be deemed to include its successors in title or permitted assigns;
1.1.22	"**MOGALE PERCENTAGE INTEREST**"	shall mean the 50% (fifty per centum) venture participation interest of **MOGALE** in the **ELSBURG JV**;
1.1.23	"**MOGALE SALE INTEREST**"	shall collectively mean 30% (thirty per centum) of the **MOGALE PERCENTAGE INTEREST** and the **CLAIMS** referred to in clause 1.1.5.1 supra;
1.1.24	"**OPTION**"	shall mean the option granted by **MOGALE** to **ERPM** pursuant to clause 8 infra, in terms whereof the latter shall have the irrevocable right during the **OPTION PERIOD** and subject to the arrival of the **EFFECTIVE DATE**, to acquire the **OPTION EQUITY** against payment of the **OPTION PRICE** on the **CLOSING DATE**;

1.1.25   "**OPTION EQUITY**"   shall, over and above the **MOGALE SALE INTEREST**, collectively mean a further 11,4% (eleven comma four per centum) of the **MOGALE PERCENTAGE INTEREST** and the **CLAIMS** referred to in clause 1.1.5.2 supra;

1.1.26   "**OPTION EXERCISE DATE**"   shall mean the date of the exercise of the **OPTION** by **ERPM** which shall be any day during the **OPTION PERIOD** followed by the implementation of the provisions of clauses 9.2 and 9.3 infra within a period of 5 (five) business days thereafter;

1.1.27   "**OPTION PERIOD**"   shall, solely in the event of the failure of the **MINTAILS AUS CAPITAL RAISING**, mean the period commencing on the 1 January 2009 and terminating on the 15 January 2009;

1.1.28   "**OPTION PRICE**"   shall mean the sum of **ZAR**75 948 489,00 (seventy five million nine hundred and forty eight thousand

four hundred and eighty nine rand);

1.1.29	"**PARTIES**"	shall mean both parties to the **AGREEMENT**;
1.1.30	"**PERCENTAGE INTERESTS**"	shall mean the interest of each of the **PARTIES** as joint venturers in the **ELSBURG JV** [presently 50% (fifty per centum) each] and which percentage may be modified by written agreement between the **PARTIES** from time to time;
1.1.31	"**SIGNATURE DATE**"	shall mean the date of signature of the **AGREEMENT** by the **PARTY** last signing same;
1.1.32	"**TRANSACTION**"	shall mean the transaction contemplated by the **AGREEMENT**, that is, the sale by **MOGALE** to **ERPM** of the **MOGALE SALE INTEREST** and shall, in the event of the exercise by **ERPM** of the **OPTION**, be deemed to include the **OPTION EQUITY**;

1.1.33 "**ZAR**" shall mean the currency of the Republic of South Africa.

1.2 Words importing:-

1.2.1 the singular shall include the plural and *vice versa*;

1.2.2 any one gender shall include the others;

1.2.3 persons shall, where the context admits, include firms or corporations.

1.3 Where figures are referred to in numerals and words, then the latter shall prevail in the event of any dispute.

1.4 Any reference to a statute, regulation or other legislation shall be a reference to such statute, regulation or other legislation as at the **SIGNATURE DATE** and as amended or substituted from time to time.

1.5 When any number of days is prescribed in the **AGREEMENT**, same shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a Saturday, Sunday or public holiday in the Republic of South Africa, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or public holiday.

1.6 The use of the word "*including*" followed by a specific example/s shall not be construed as limiting the meaning of the general wording preceding it and the

eiusdem generis rule shall not be applied in the interpretation of such general wording or such specific example/s.

1.7   Where any term is defined within a particular clause other than as set forth in this clause 1, then that term shall bear the meaning ascribed to it in that clause wherever it is used in the **AGREEMENT**.

1.8   The terms of the **AGREEMENT** having been negotiated, the *contra proferentem* rule shall not be applied in the interpretation thereof.

1.9   Any term which refers to a South African legal concept or process (in no way derogating from the generality thereof, for example "*winding-up*" or "*curatorship*") shall be deemed to include a reference to the equivalent or analogous concept or process in any other jurisdiction in which the **AGREEMENT** may apply or to the laws of which any party cited hereunder may be or become subject.

1.10   Any reference to "*permitted assigns*" shall mean those consented to, in writing, by the **PARTIES**.

2.   **Recordal**

It is recorded that:-

2.1 in terms of the **ELSBURG JV AGREEMENT**, the joint venturers are **MOGALE** as to 50% (fifty per centum) thereof and **ERPM** as to 50% (fifty per centum) thereof and which entities enjoy **JOINT CONTROL** of the **ELSBURG JV**;

2.2 the **ELSBURG JV AGREEMENT** contemplated that the percentage interests of the joint venturers, namely the **PARTIES**, could be varied from time to time by written agreement between them, *inter alia*, to facilitate the entry of another venture participant; and

2.3 since the conclusion of the **ELSBURG JV AGREEMENT**, **MOGALE** has resolved to dispose of the **MOGALE SALE INTEREST** to **ERPM**, which the latter has agreed to acquire from it, upon terms and conditions which have been agreed upon and which are more fully set forth hereafter.

3. **Condition Precedent**

3.1 Notwithstanding anything to the contrary in the **AGREEMENT** contained, it shall be conditional upon the written approval of the **TRANSACTION** by the **COMPETITION COMMISSION** - by not later than noon on the 31 January 2009.

3.2 Should the condition precedent not be fulfilled within the time period stipulated in clause 3.1 supra or within such extended period/s as the **PARTIES** may in writing agree upon, then and in such event the **AGREEMENT** shall *ipso facto* be and become null and void *ab initio* and whereupon the **PARTIES** shall, if applicable, be obliged to restore each other as near as possible to the *status quo*

ante without prejudice to the rights of either **PARTY** to take action against the other of them in the event of a breach of the provisions of clause 3.4 infra.

3.3   Notwithstanding anything to the contrary, should the approval in clause 3.1 supra be declined, alternatively should the application therefor be granted with unacceptable conditions attached thereto, then the **PARTIES** shall continue to be bound by the provisions of the **AGREEMENT** for an additional period of 30 (thirty) days thereafter thereby affording them the opportunity of endeavouring to satisfactorily address the negative or conditional response from the **COMPETITION COMMISSION**.

3.4   The **PARTIES** reciprocally warrant in favour of each other that they will in good faith use their reasonable endeavours to timeously fulfil the condition precedent in clause 3.1 supra and in such regard to sign and/or procure the signature of such documents and to furnish such reasonable information as may be applicable to each of them, upon written request therefor.

3.5   The **PARTIES** agree that they shall jointly mandate the **ATTORNEYS** to prepare and submit the relevant merger notices to the **COMPETITION COMMISSION** and to attend to all issues directly or indirectly arising thereout.

4.   **Warranties by MOGALE**

4.1   **MOGALE** warrants in favour of **ERPM** and upon the veracity whereof the **AGREEMENT** shall be founded, that:-

4.1.1   it is the registered and/or beneficial owner of the **MOGALE SALE INTEREST** and the **OPTION EQUITY**; and

4.1.2   the **MOGALE SALE INTEREST** and the **OPTION EQUITY** are unencumbered and it is able to give free title thereto, to **ERPM**, which in any event enjoys a pre-emptive right in respect thereof in terms of the **ELSBURG JV AGREEMENT**.

4.2   Save for the aforesaid warranties, the **AGREEMENT** is concluded on the basis that it is "*voetstoots*" and that **MOGALE** has given no other warranties or representations, whether express or implied.

5.   **Acknowledgments**

ERPM acknowledges that:-

5.1   it is the registered and/or beneficial owner of 50% (fifty per centum) of the joint venture participation interest in the **ELSBURG JV**;

5.2   by reason of the aforegoing, it is fully *au fait* with all the business affairs of whatever nature of the **ELSBURG JV**;

5.3   its acquisition of the **MOGALE SALE INTEREST** is '*voetstoots*" save for the warranties in 4.1 supra to the contrary; and

5.4   if it exercises the **OPTION** on the **OPTION EXERCISE DATE**, then its acquisition of the **OPTION EQUITY** will likewise be "*voetstoots*" save for the warranties in 4.1 supra to the contrary.

6.   **Sale**

Subject to the warranties and acknowledgments hereinbefore contained and to the arrival of the **CLOSING DATE**:-

6.1   **MOGALE** does hereby sell to **ERPM** and the latter does hereby purchase from it, the **MOGALE SALE INTEREST** for the purchase consideration hereinafter referred to; and

6.2   the benefits of and the risks attaching to the acquisition of the **MOGALE SALE INTEREST** shall pass from **MOGALE** to **ERPM** with effect from the **EFFECTIVE DATE**.

7.   **Purchase Consideration and Payment thereof**

7.1   The purchase consideration for the **MOGALE SALE INTEREST** shall be the sum of R100 000 000,00 (one hundred million rand).

7.2   The purchase consideration as aforesaid shall be paid by **ERPM** to **MOGALE** after the **CLOSING DATE** and in accordance with the drawdown schedule annexed hereto and **marked "D(1)"**.

8.   **OPTION**

    8.1   In addition to the sale by **MOGALE** to **ERPM** of the **MOGALE SALE INTEREST**, **MOGALE** does hereby give and grant **ERPM** the **OPTION** to acquire the **OPTION EQUITY** during the **OPTION PERIOD** and as against payment of the **OPTION PRICE** on the **OPTION EXERCISE DATE** and in accordance with the drawdown provisions of **Annexe "D(2)"** hereto.

    8.2   Should **ERPM** wish to exercise the **OPTION** during the **OPTION PERIOD**, it shall be obliged to do so on the **OPTION EXERCISE DATE** on written notification to the **ATTORNEYS** at 10th Floor, JD House, 27 Stiemens Street, Braamfontein, Johannesburg 2001 - telefax number 011 712-0712. Should the **OPTION** not be exercised during the **OPTION PERIOD**, then and in such event and in the absence of the period being extended by **MOGALE** in writing, it shall *ipso facto* lapse and be of no further force or effect.

9.   **CLOSING DATE / OPTION EXERCISE DATE**

On the **CLOSING DATE** or the **OPTION EXERCISE DATE**, as the case may be, the **PARTIES** and/or their duly authorised representatives shall meet at a pre-determined time and venue and at which the following shall contemporaneously take place:-

    9.1   **in the event of the non-exercise of the OPTION, then on the CLOSING DATE**:-

9.1.1 **MOGALE** shall deliver to **ERPM** written proof of the variation in their respective **PERCENTAGE INTERESTS** in the **ELSBURG JV** so that same will be as follows:-

- **ERPM** - 65% (sixty five per centum); and

- **MOGALE** - 35% (thirty five per centum);

against written authorisation from **ERPM** to **MOGALE** to drawdown on the purchase consideration in accordance with **Annexe "D(1)"** hereto;

9.2 **in the event of the exercise of the OPTION, then on the OPTION EXERCISE DATE or within 5 (five) business days thereafter**:-

9.2.1 **MOGALE** shall deliver to **ERPM** written proof of the variation in their respective **PERCENTAGE INTERESTS** in the **ELSBURG JV** so that same will be as follows:-

- **ERPM** - 76,4% (seventy six comma eight four per centum); and

- **MOGALE** - 23,6% (twenty three comma six per centum);

against written authorisation from **ERPM** to **MOGALE** to drawdown on the purchase consideration in accordance with **Annexe "D(2)"** hereto; and

9.3   **in either event**

9.3.1   the **PARTIES** shall procure the passing of a resolution of the Executive Committee of the **ELSBURG JV** approving the aforesaid variation and causing the appropriate entries to be made in the books of account of the **ELSBURG JV**; and

9.3.2   the amended **ELSBURG JV AGREEMENT** to cater for the provisions of clause 11 infra shall be executed by the **PARTIES** in the event that it may not have been signed prior thereto.

10.   **Re-Investment of Purchase Consideration**

MOGALE agrees and undertakes that it will from the purchase consideration to be received by it from **ERPM**:-

10.1   for the **MOGALE SALE INTEREST** and in accordance with the provisions of the **AGREEMENT**, cause such funds to be re-invested by it as to:-

10.1.1   the sum of R52 352 676,00 (fifty two million three hundred and fifty two thousand six hundred and seventy six rand) in the **ELSBURG JV** for the credit of its (**MOGALE**'s) loan account therein and

otherwise subject to the provisions of the **ELSBURG JV AGREEMENT**;

10.1.2 the sum of R17 405 964,00 (seventeen million four hundred and five thousand nine hundred and sixty four rand) to be expressly utilised to complete the refurbishment of the **BRAKPAN PLANTS**; and

10.1.3 the sum of R30 241 360,00 (thirty million two hundred and forty one thousand three hundred and sixty rand) as a loan to **ERGO URANIUM** and to procure the advance by the latter of such sum to **ERGO MINING** in reduction of the latter's loan obligations under the **ERGO MINING AGREEMENT**; or

10.2 for the **MOGALE SALE INTEREST** and the **OPTION PRICE** (in the event of the exercise of the **OPTION**) and in accordance with the provisions of the **AGREEMENT**, cause such funds to be re-invested by it as to:-

10.2.1 the sum of R104 483 695,00 (one hundred and four million four hundred and eighty three thousand six hundred and ninety five rand) in the **ELSBURG JV** for the credit of its (**MOGALE**'s) loan account therein and otherwise subject to the provisions of the **ELSBURG JV AGREEMENT**;

10.2.2 the sum of R17 405 964,00 (seventeen million four hundred and five thousand nine hundred and sixty four rand) to be expressly

utilised to complete the refurbishment of the **BRAKPAN PLANTS**;
and

10.2.3   the sum of R54 058 830,00 (fifty four million fifty eight thousand
eight hundred and thirty rand) as a loan to **ERGO URANIUM** and
to procure the advance by the latter of such sum to **ERGO MINING**
in reduction of the latter's loan obligations under the **ERGO
MINING AGREEMENT**.

11.   **Amendments to the ELSBURG JV AGREEMENT**

11.1   The **PARTIES** reciprocally warrant in favour of each other that they will as soon
as possible after the **SIGNATURE DATE** and conditionally upon the arrival of
the **CLOSING DATE** or the **OPTION EXERCISE DATE**, as the case may be,
take such steps as may be necessary to procure the amendment of the
ELSBURG JV AGREEMENT and to the extent necessary, any of the
documentation therein referred to, so as to provide that with effect from the
CLOSING DATE or the **OPTION EXERCISE DATE**, as the case may be:-

11.1.1   **JOINT CONTROL** shall be cancelled and the **PARTIES** shall
exercise their respective rights in accordance with their then
PERCENTAGE INTERESTS in the **ELSBURG JV**;

11.1.2   the mandatory loans of the **PARTIES** in terms of the **ELSBURG
JV AGREEMENT** shall be varied so as to take into consideration
the sale and cession of the **CLAIMS** in clauses 1.1.5.1 and 1.1.5.2

supra and so that the loan accounts of the **PARTIES** and their respective **PERCENTAGE INTERESTS** [it being recorded that the aggregate loans due and payable by them in terms of the **ELSBURG JV AGREEMENT** is R312 000 000,00 (three hundred and twelve million rand) [R156 000 000,00 (one hundred and fifty six million rand) each] will be as follows:-

11.1.2.1   **MOGALE** -

- 35% (thirty five per centum) of R312 000 000,00 (three hundred and twelve million rand), that is R109 200 000,00 (one hundred and nine million two hundred thousand rand);   or

- 23,6% (twenty three comma six per centum) (in the event of the exercise of the **OPTION**) of R312 000 000,00 (three hundred and twelve million rand), that is R73 632 000,00 (seventy three million six hundred and thirty two thousand rand); and

11.1.2.2   **ERPM** -

- 65% (sixty five per centum) of R312 000 000,00 (three hundred and twelve million rand), that is

R202 800 000,00 (two hundred and two million eight hundred thousand rand); or

- 76,4% (seventy six comma four per centum) (in the event of the exercise of the **OPTION**) of R312 000 000,00 (three hundred and twelve million rand), that is R238 368 000,00 (two hundred and thirty eight million three hundred and sixty eight thousand rand)**]**.

11.2 The **PARTIES** reciprocally warrant in favour of each other that they will sign all documentation necessary for and/or incidental to implement the aforegoing.

12. **Breach Provisions**

12.1 Should either of the **PARTIES** commit a breach of any of the provisions of the **AGREEMENT** which are applicable to it, then and in such event the aggrieved **PARTY** shall be obliged to afford the guilty **PARTY** a period of 7 (seven) days written notice (calculated from the date of receipt thereof) within which to remedy the breach, failing which the aggrieved **PARTY** shall then be entitled at its sole and absolute discretion, subject to 12.2 infra, to cancel the **AGREEMENT** and claim damages, alternatively to abide thereby and claim damages without prejudice to any other rights then vested in the aggrieved **PARTY** in law.

12.2 Notwithstanding anything to the contrary in 12.1 supra, the aggrieved **PARTY** shall only be entitled to cancel the **AGREEMENT** if the breach is of a material nature and strikes at the roots of the **AGREEMENT** and cannot otherwise be reasonably remedied by monetary compensation, alternatively if such compensation is claimed and not paid.

13. **Adjudication of Disputes**

13.1 Save as may be expressly provided elsewhere in the **AGREEMENT** to the contrary, should any dispute arise between any of the **PARTIES** in regard to:-

13.1.1 the interpretation of;

13.1.2 the effect of;

13.1.3 the **PARTIES'** respective rights or obligations under;

13.1.4 a breach of;

13.1.5 the termination of;

13.1.6 any matter arising out of the termination of;

the **AGREEMENT**, that dispute shall be decided by arbitration before the adjudicators in the manner set out in this clause 13.

13.2   The adjudicators shall be appointed by the **PARTIES**, and failing agreement, shall be nominated by the Arbitration Foundation of Southern Africa ("AFSA") out of the nominees of the parties hereto. Should AFSA not be in existence at the time, the nomination shall be made by the Chairman for the time being of the Johannesburg Bar Council.

13.3   The arbitration shall be held at Johannesburg, Gauteng, and 'in camera' on the basis that such proceedings will be strictly private and confidential.

13.4   The arbitration shall be held in accordance with the Rules of AFSA, or if AFSA shall not be in existence, in accordance with the formalities and procedures settled by the adjudicators, which shall be in an informal and summary manner, that is, it shall not be necessary to observe or carry out either the usual formalities or procedures or the strict rules of evidence, and otherwise subject as aforesaid to the Arbitration Act, 1965, of the Republic of South Africa and any statutory modification or re-enactment thereof. Should the **PARTIES** be unable to agree on the time parameters for the resolution of the dispute and should it then become necessary to pursue the same as envisaged by the AFSA Rules then, notwithstanding anything to the contrary therein contained, the time parameters as contained in the AFSA Rules shall be deemed substituted in their entirety by the Uniform Rules of the High Court of South Africa and in the event of any conflict, as determined by the presiding arbitrator.

13.5   The adjudicators shall be entitled to:-

13.5.1   investigate or cause to be investigated any matter, fact or thing which they consider necessary or desirable in connection with any matter referred to them for decision;

13.5.2   decide the matters submitted to them according to what they consider just and equitable in all the circumstances, having regard to the purpose of the **AGREEMENT**; and

13.5.3   make such award, including an award for specific performance, an interdict, damages or a penalty or the costs of arbitration or otherwise, as they in their discretion may deem fit and appropriate.

13.6   The arbitration shall be held as expeditiously as possible after it is demanded with a view to it being completed within 30 (thirty) business days after it has been so demanded.

13.7   This clause is severable from the remainder of the **AGREEMENT** and shall therefore remain in effect even if the **AGREEMENT** is terminated.

13.8   Subject to the above provisions of this clause 13, the law governing this agreement shall be the law of the Republic of South Africa and the Court having jurisdiction to enforce any award made under this clause shall be the Witwatersrand Local Division of the High Court of the South Africa and all appeal courts therefrom.

13.9 Nothing hereinbefore contained shall preclude any **PARTY** from obtaining injunctive relief from any competent court pending the outcome of any arbitration.

14. **General**

14.1 **Clause Headings**

The clause headings to the **AGREEMENT** are for reference purposes only and do not bear upon the interpretation of the **AGREEMENT**. If any provision in a definition is a substantive provision conferring rights or imposing obligations on any **PARTY**, notwithstanding that it is only in the definition, effect shall be given to it as if it were a substantive provision in the body of the **AGREEMENT**.

14.2 *Domicilia*

14.2.1 The **PARTIES** hereby choose *domicilia citandi et executandi* for all purposes under the **AGREEMENT** at the addresses set opposite their respective names hereunder:-

14.2.1.1 **ERPM** - 4 Ebsco House, 299 Pendoring Avenue, Blackheath, Johannesburg 2195 - telefax number 011 476-2637;

14.2.1.2   **MOGALE** - 1st Floor, North Wing, Lord Charles Office Park, 337 Brooklyn Road, Pretoria 0002 - telefax number 012 346-4409.

14.2.2   Any notice to any **PARTY** shall be addressed to such **PARTY** at its *domicilium* aforesaid and either sent by telefax or delivered by hand. In the case of any notice -

14.2.2.1   sent by telefax, it shall be deemed to have been received, unless the contrary is proved, on the date of the successful transmission thereof if a business day, otherwise the next following business day;

14.2.2.2   delivered by hand, it shall be deemed to have been received, unless the contrary is proved on the date of delivery, provided such date is a business day or otherwise on the next following business day.

14.2.3   Any **PARTY** shall be entitled, by notice to the others, to change its *domicilium* to another address in the Republic of South Africa, provided that the changes shall only become effective 14 (fourteen) days after service of the notice in question.

14.2.4   Notwithstanding anything to the contrary hereinbefore contained, a written notice or communication actually received by one of the **PARTIES** from the others, including by way of telefax

transmission, shall be adequate written notice or communication to such **PARTY**.

14.3 **Costs**

The costs of and incidental to:-

14.3.1 the transfer of the **MOGALE SALE INTEREST** and the **OPTION EQUITY** (if applicable) to **ERPM**, shall be borne and paid by **ERPM**;

14.3.2 the **COMPETITION COMMISSION** in the sum of R75 000,00 (seventy five thousand rand), shall be borne and paid by the **PARTIES** in equal shares; and

14.3.3 the drafting and drawing of the **AGREEMENT** and all negotiations and documentation in connection therewith, shall be borne and paid by the **PARTIES** in equal shares.

14.4 **Non-Waiver**

14.4.1 No variation or amendment of the **AGREEMENT** will be of any force or effect unless reduced to writing and signed by the **PARTIES**.

14.4.2   No consensual termination of the **AGREEMENT** will be of any force or effect unless reduced to writing and signed by the **PARTIES**.

14.4.3   No waiver or abandonment of either **PARTY**'s rights arising from the **AGREEMENT**, accrued or otherwise, will be of any force or effect as against such party unless such waiver or abandonment is reduced to writing and signed by the **PARTY** waiving and abandoning such rights.

14.4.4   No oral statements and no conduct by a **PARTY** relating to any purported variation, amendment, cancellation, waiver or abandonment will estop a **PARTY** from relying upon the formalities prescribed in the preceding sub-clauses of this clause.

14.4.5   None of the **PARTIES** shall be entitled, without the prior written consent of the other which shall not be unreasonably withheld, to cede or assign any of its rights or delegate any of its obligations arising out of the **AGREEMENT** save that the onus of proof that the consent is being unreasonably withheld, shall rest on the **PARTY** seeking the cession and assignment.

14.5   **Severability of Contract**

In the event of any provisions of the **AGREEMENT** being invalid, such provision/s shall be regarded as severable from the remainder of the **AGREEMENT** which shall remain of full force and effect.

14.6 **Good Faith and Implementation**

14.6.1   The **PARTIES** undertake to do all such things, perform all such acts and take all steps to procure the doing of all such things and the performance of all such acts, as may be necessary or incidental to give or conducive to the giving of effect to the terms, conditions and import of the **AGREEMENT**.

14.6.2   The **PARTIES** shall at all times during the continuance of the **AGREEMENT** observe the principles of good faith towards one another in the performance of their obligations in terms of the **AGREEMENT**. This implies, without limiting the generality of the aforegoing, that:-

14.6.2.1   they will at all times during the term of the **AGREEMENT** act reasonably, honestly and in good faith;

14.6.2.2   they will perform their obligations arising from the **AGREEMENT** diligently and with reasonable care; and

14.6.2.3 they will make full disclosure to each other of any matter that may affect the execution of the **AGREEMENT** or its implementation from time to time.

14.7 **Whole Agreement**

The **AGREEMENT** constitutes the entire contract between the **PARTIES** and no amendment or consensual cancellation of the **AGREEMENT** or any provision or term thereof, and no extension of time, waiver, relaxation or suspension of any of the provisions or terms of the **AGREEMENT**, shall be of legal efficacy save insofar as the same is reduced to writing and signed by the **PARTIES**.

15. **Counterparts**

The **AGREEMENT** may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A counterpart of the **AGREEMENT** in telefax form shall be conclusive evidence of the original signature and shall be as effective in law as the counterparts in original form showing the original signatures.

Thus done and signed by **ERPM** at Johannesburg on this the 29th day of September 2008, in the presence of the undersigned witnesses.

As witnesses:-   For: East Rand Proprietary Mines Limited

_____

1.   _____   /s/M Burrell
                                            director who by his signature warrants that
                                            he is duly authorised hereto-

Thus done and signed by **MOGALE** at Johannesburg on this the 29th day of September

2008, in the presence of the undersigned witnesses.

As witnesses:-   For: Mogale Gold (Proprietary) Limited

1.   _____   /s/DAW van der Walt
                                              director who by his signature warrants that
                                            he is duly authorised hereto-

Extracts from the Minutes of a Meeting of the Board of Directors of East Rand Proprietary Mines Limited, held at Johannesburg on the 29th day of September 2008

Resolved that :-

1. The company enters into an agreement with Mogale Gold (Proprietary) Limited, upon the terms and conditions contained in a draft of such agreement which was tabled at this meeting.

2. Mark Burrell, in his capacity as a director of the company, be and he is hereby authorised to sign the said agreement for and on behalf of the company.

Certified True Extracts

Chairman of the Meeting

Extracts from the Minutes of a Meeting of the Board of Directors of Mogale Gold (Proprietary) Limited, held at Johannesburg on the 29th day of September 2008

Resolved that :-

1. The company enters into an agreement with East Rand Proprietary Mines Limited, upon the terms and conditions contained in a draft of such agreement which was tabled at this meeting.

2. Diederik Albert Willem van der Walt, in his capacity as a director of the company, be and he is hereby authorised to sign the said agreement for and on behalf of the company.

Certified True Extracts

Chairman of the Meeting

Plan reflecting BRAKPAN PLANTS

(*vide* clause 1.1.4 supra)

Drawdown Schedule

(*vide* clause 7.2 supra)

in respect of the sum of R52 352 676 as follows:-	
August 2008	6 838 634
September 2008	10 765 159
October 2008	13 791 860
November 2008	20 838 121
December 2008	118 902
Total	**52 352 676**

in respect of the sum of R17 405 964 as follows:-	
September 2008	10 060 096
October 2008	4 000 000
November 2008	2 000 000
December 2008	1 345 868
Total	**R17 405 964**

in respect of the sum of R30 241 360 as follows:-	
August 2008	2 414 778
September 2008	4 419 568
October 2008	7 964 392
November 2008	7 938 030
December 2008	7 504 593
Total	**R30 241 360**

Drawdown Schedule

(*vide* clause 8.1 supra)

in respect of the sum of R104 483 695 as follows:-	
August 2008	6 838 634
September 2008	10 765 159
October 2008	13 791 860
November 2008	20 838 121
December 2008	22 247 489
January 2009	13 144 865
February 2009	8 114 106
March 2009	7 898 293
April 2009	845 169
Total	**R104 483 695**

in respect of the sum of R17 405 964 as follows:-	
September 2008	10 060 096
October 2008	4 000 000
November 2008	2 000 000
December 2008	1 345 868
Total	**R17 405 964**

in respect of the sum of R54 058 830 as follows:-	
August 2008	2 414 778
September 2008	4 419 568
October 2008	7 964 392
November 2008	7 938 030
December 2008	7 504 593
January 2009	4 723 734
February 2009	4 007 325
March 2009	3 980 477
April 2009	4 067 038
May 2009	3 864 960
June 2009	3 173 937
Total	**R54 058 830**

Grand Total **R175 948 489**